April 2, 2025

Kelly Youngblood
Executive Vice President and Chief Financial Officer
MRC Global Inc.
1301 McKinney Street, Suite 2300
Houston, TX 77010

       Re: MRC Global Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35479
Dear Kelly Youngblood:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Note 16 - Segment, Geographic and Product Line Information, page F-26

1. Please tell us how you concluded you had no significant expense categories for your reportable segments. Also, tell us where you disclose an amount and a description of the composition of other segment items and describe the nature of the expense information the chief operating decision maker uses to manage segment operations.
       Otherwise, revise your segment disclosures, as appropriate. Refer to ASC 280-10-50-
       26A through 50-26C, ASC 280-10-55-15A through 55-15B and ASC
280-10-55-15G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 2, 2025
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services